UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Vita Coco Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92846Q107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92846Q107

(1)	Names of reporting persons Reignwood International Investment (Group) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,406,933
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,406,933

(9)	Aggregate amount beneficially owned by each reporting person 3,406,933
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.09% (1)
(12)	Type of reporting person (see instructions) OO (Company organized and existing under the laws of Hong Kong)

(1)

Based on the 55,924,292 shares of common stock (the “Common Stock”) of The Vita Coco Company, Inc. (the “Issuer”) outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022 (the “Q3 Form 10-Q”).

CUSIP No. 92846Q107

(1)	Names of reporting persons Woraphanit Ruayrungruang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Thailand

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,406,933 (2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,406,933 (2)

(9)	Aggregate amount beneficially owned by each reporting person 0 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.09% (3)
(12)	Type of reporting person (see instructions) IN

(2)

Woraphanit Ruayrungruang is the sole director of Reignwood International Investment (Group) Company Limited and, as a result, may be deemed to have voting and dispositive power over any shares held by Reignwood International Investment (Group) Company Limited.

(3)	Based on the 55,924,292 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Q3 Form 10-Q.

CUSIP No. 92846Q107

(1)	Names of reporting persons RW VC S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% (4)
(12)	Type of reporting person (see instructions) OO (Limited liability company organized and existing under the laws of Luxembourg)

(4) Based on the 55,924,292 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Q3 Form 10-Q.

CUSIP No. 92846Q107

(1)	Names of reporting persons Reignwood Europe Holdings S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0 (5)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0 (5)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0 (5)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% (6)
(12)	Type of reporting person (see instructions) OO

(5)	Reignwood Europe Holdings S.a.r.l., a limited liability company organized under the laws of Luxembourg, is the sole shareholder of RW VC S.a.r.l.
(6)	Based on the 55,924,292 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Q3 Form 10-Q.

CUSIP No. 92846Q107

(1)	Names of reporting persons Yi-Chun Lai
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Taiwan

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0 (7)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0 (7)

(9)	Aggregate amount beneficially owned by each reporting person 0 (7)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% (8)
(12)	Type of reporting person (see instructions) IN

(7)	Yi-Chun Lai is a manager of Reignwood Europe Holdings S.a.r.l. and, as a result, may be deemed to have voting and dispositive power over any shares held by RW VC S.a.r.l.
(8)	Based on the 55,924,292 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Q3 Form 10-Q.

CUSIP No. 92846Q107

(1)	Names of reporting persons Zuzanna Zielinska-Rousseau
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Poland

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0 (9)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0 (9)

(9)	Aggregate amount beneficially owned by each reporting person 0 (9)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0% (10)
(12)	Type of reporting person (see instructions) IN

(9)	Zuzanna Zielinska-Rousseau is a manager of Reignwood Europe Holdings S.a.r.l. and, as a result, may be deemed to have voting and dispositive power over any shares held by RW VC S.a.r.l.
(10)	Based on the 55,924,292 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Q3 Form 10-Q.

Item 1(a).	Name of Issuer

The Vita Coco Company, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

250 Park Avenue South, 7th Floor, New York, NY 10003

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Reignwood International Investment (Group) Company Limited

(ii) Woraphanit Ruayrungruang

(iii) RW VC S.a.r.l.

(iv) Reignwood Europe Holdings S.a.r.l.

(v) Yi-Chun Lai

(vi) Zuzanna Zielinska-Rousseau

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business office of Reignwood International Investment (Group) Company Limited is Level 96, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

The address of Woraphanit Ruayrungruang is Reignwood Holding Limited Company, 17/625 Saranjai Mansion Tower 2, 23/F, Sukhumvit 6, Klongtoey 10110 Bangkok, Thailand.

The address of the principal business office of RW VC S.a.r.l. is 11 Avenue de la Porte-Neuve, 2227, Luxembourg.

The address of the principal business office of Reignwood Europe Holdings S.a.r.l. is 11 Avenue de la Porte-Neuve, 2227, Luxembourg.

The address of Yi-Chun Lai is 11 Avenue de la Porte-Neuve, 2227, Luxembourg.

The address of Zuzanna Zielinska-Rousseau is Wentworth Dr, Virginia Water GU25 4LS, United Kingdom.

Item 2(c).	Citizenship

(i) Reignwood International Investment (Group) Company Limited is a company organized and existing under the laws of Hong Kong.

(ii) Woraphanit Ruayrungruang is a citizen of Thailand.

(iii) RW VC S.a.r.l. is a limited liability company organized and existing under the laws of Luxembourg.

(iv) Reignwood Europe Holdings S.a.r.l. is a limited liability company organized and existing under the laws of Luxembourg.

(v) Yi-Chun Lai is a citizen of Taiwan.

(vi) Zuzanna Zielinska-Rousseau is a citizen of the Republic of Poland.

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number

92846Q107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of November 7, 2022, as reported in the Issuer’s Q3 Form 10-Q.

RW VC S.a.r.l. is controlled by its sole shareholder Reignwood Europe Holdings S.a.r.l. Yi-Chun Lai and Zuzanna Zielinska-Rousseau are managers of Reignwood Europe Holdings S.a.r.l. and, as a result, they may be deemed to have voting and dispositive power over the shares held by RW VC S.a.r.l. Accordingly, Yi-Chun Lai and Zuzanna Zielinska-Rousseau may be deemed to have or share beneficial ownership of such shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

On August 4, 2022, RW VC S.a.r.l. transferred all of the shares it held to Reignwood International Investment (Group) Company Limited, its affiliate. As a result of such transfer, RW VC S.a.r.l., Reignwood Europe Holdings S.a.r.l., Yi-Chun Lai and Zuzanna Zielinska-Rousseau each no longer have voting or dispositive power over any shares.

Reignwood International Investment (Group) Company Limited is controlled by its sole director, Woraphanit Ruayrungruang. As the sole director of Reignwood International Investment (Group) Company Limited, Woraphanit Ruayrungruang may be deemed to have voting and dispositive power over the shares held by Reignwood International Investment (Group) Company Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒*

*Represents an exit filing solely with respect to RW VC S.a.r.l., Reignwood Europe Holdings S.a.r.l., Yi-Chun Lai, and Zuzanna Zielinska-Rousseau.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 13, 2023

REIGNWOOD INTERNATIONAL INVESTMENT (GROUP) COMPANY LIMITED

By:	/s/ Woraphanit Ruayrungruang
Name:	Woraphanit Ruayrungruang
Title:	Director

WORAPHANIT RUAYRUNGRUANG /s/ Woraphanit Ruayrungruang RW VC S.A.R.L.

By:	/s/ Yi-Chun Lai
Name:	Yi-Chun Lai
Title:	Class A Managing Member

By:	/s/ Zuzanna Zielinska-Rousseau
Name:	Zuzanna Zielinska-Rousseau
Title:	Class B Managing Member

REIGNWOOD EUROPE HOLDINGS S.A.R.L.

By:	/s/ Yi-Chun Lai
Name:	Yi-Chun Lai
Title:	Class A Managing Member

By:	/s/ Zuzanna Zielinska-Rousseau
Name:	Zuzanna Zielinska-Rousseau
Title:	Class B Managing Member

ZUZANNA ZIELINSKA-ROUSSEAU

/s/ Zuzanna Zielinska-Rousseau

YI-CHUN LAI

/s/ Yi-Chun Lai

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)